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                          Independent Auditors Consent




The Administrative Committee
Virginia Indonesia Company
  Employee Thrift and Retirement Plan

We consent to the incorporation by reference in the registration statement on Form S-8 of LASMO plc, and the registration statement (No. 333-30805) on Form S-8 of Union Texas Petroleum Holdings, Inc., of our report dated June 26, 1998, with respect to the statements of net assets available for thrift and retirement plan benefits of the Virginia Indonesia Company Employee Thrift and Retirement Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for thrift and retirement plan benefits for the years then ended and the related supplemental schedules, which report appears in the December 31, 1997 annual report on Form 11-K of the Virginia Indonesia Company Employee Thrift and Retirement Plan.


                                                  KPMG Peat Marwick LLP

Houston, Texas
July 8, 1998